[Reference Translation]

March 2, 2016

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

Yasushi Kyoda,

General Manager, Accounting Division

(Telephone Number: 0565-28-2121)

Toyota Overhauls Function-based Structure in Favor of Products

Toyota City, Japan, March 2, 2016—In keeping with its overarching goal of making ever-better cars by promoting the continued development of a talented workforce, Toyota Motor Corporation (TMC) will make substantial changes to its structure in order to streamline work processes on a company-wide basis. The changes will take effect starting this April.

To date, TMC has already implemented major structural changes in its efforts to make ever-better cars, enhancing the strength and autonomy of regional operations, and emphasizing the importance of genchi-genbutsu (on-site learning and problem-solving) in training personnel. Specifically, in 2011 TMC reorganized its structure with the aim of promoting autonomous region-based management, and in 2013 the company split a significant portion of its automotive operations into four business units. Despite these structural changes, however, TMC still relies greatly on individual efforts made by its own team members and stakeholders due to its present structure and work processes, and in many cases, cross-functional coordination has been found to consume an disproportionate amount of time and effort.

As such, the fundamental goal of this overhaul is to create a company built around product-based organizations, rather than function-based organizations. Doing so will enable the dissolution of barriers within the company and eliminate unnecessary coordination work, thus helping to ensure that all team members’ efforts will be leveraged toward the purpose of making ever-better cars and developing a talented workforce.

TMC is confident that significant value can be added through this new management structure, in which nine product- and region-based business units will compete with and learn from one another, while operating alongside TMC’s Head Office (responsible for corporate functions).

“This structural change may not be the ultimate solution, but it is certainly an opportunity,” said TMC President Akio Toyoda. “I would like to make this an opportunity to strengthen our workforce and further promote making ever-better cars. Whether or not this structural change turns out to be the right solution or not is in our hands,” he added.

Details of these and other organizational and executive changes can be found below. The executive changes will take effect on April 1, while the organizational changes and personnel changes will be effective from April 18.

Objectives

-	To link work processes ranging from R&D to manufacturing, thereby enabling the development of ever-better cars and strengthening TMC’s workforce

-	To enable individual business units to make decisions more quickly and independently

-	To strengthen the functions responsible for formulating mid-to-long term objectives and corporate strategies

Overview of new organizations

Business units

1) Creation of product-based in-house companies

Seven product-based in-house companies will be responsible for short- to mid-term product strategy and development.

-	Innovative R&D and Engineering Company

-	Toyota Compact Car Company

-	Mid-size Vehicle Company

-	CV Company

-	Lexus International Co.

-	Power Train Company

-	Connected Company

R&D, production engineering, and manufacturing operations, which are organized by function at present, will be divided into “advanced” and “mass production” categories, and then allocated to each company. Toyota Group affiliates responsible for vehicle development and production will also contribute to these in-house companies where necessary.

To help streamline operations from planning through to manufacturing, full responsibility and authority will be given to the president of each in-house company.

2) TMC’s two region-based business units, Toyota No.1 and No2, will be maintained and strengthened

A strong local presence in markets around the world will continue to allow Toyota to engage new fans and build strong regional operations. TMC’s existing region-based business units, Toyota No.1 and No.2, will serve to check and balance the operations of the new product-based in-house companies.

To streamline the development of products that can quickly meet local needs, discretion over the use of a certain amount of R&D resources will be allocated on a region-specific basis.

Head Office

1) Establishment of the Frontier Research Center

The role of the Frontier Research Center will be to develop new technologies and business models from a long-term, society-based perspective, actively seeking input from external research organizations and Toyota Group members.

2) Reorganization of certain divisions not belonging to a group (establishment of the Corporate Strategy Division)

Mid- to long-term strategic planning functions will be grouped under the Corporate Strategy Division, with the aim of determining future strategic directions and optimizing operational resources.

3) Other divisions not belonging to a group, and other groups

Changes will be made to support the operations of each business unit in such areas as profit and cost management capabilities and administrative systems. Additionally, certain functions will partly be transferred to in-house companies.

1. Executive Changes

Changes to board members as of the day of the 112th General Shareholders Meeting

The formal appointment of board members and audit and supervisory board members will be made pending approval at the 112th General Shareholders Meeting. The formal assignment of responsibilities to board members, and the appointment of board members with the legal status to represent TMC (representative directors), will be made at the board of directors meeting following the 112th General Shareholders Meeting. The resignation of board members leaving their current posts will become official on the day of the 112th General Shareholders Meeting.

1) Board Members Resigning Posts

Name	Current Title
Seiichi Sudo	Executive vice president, member of the board of directors (representative director)

2) Other Changes in Representative Directors

Name	Current Title	New Title
Nobuyori Kodaira	Executive vice president, member of the board of directors (representative director)	Member of the board of directors

Executive lineup (candidates) following the 112th General Shareholders Meeting

1) Members of the Board of Directors

Name	Title
Takeshi Uchiyamada	Chairman of the board of directors (representative director)

Akio Toyoda	President, member of the board of directors (representative director)

Mitushisa Kato	Executive vice president, member of the board of directors (representative director)

Takahiko Ijichi	Executive vice president, member of the board of directors (representative director)

Didier Leroy	Executive vice president, member of the board of directors (representative director)

Shigeki Terashi	Executive vice president, member of the board of directors (representative director)

Nobuyori Kodaira	Member of the board of directors

Shigeru Hayakawa	Senior managing officer, member of the board of directors

Ikuo Uno*	Member of the board of directors

Haruhiko Kato*	Member of the board of directors

Mark T. Hogan*	Member of the board of directors

* Outside board member under Japanese corporate law

2) Audit and Supervisory Board Members

Name	Title
Masaki Nakatsugawa	Audit and supervisory board member (full time)

Masahiro Kato	Audit and supervisory board member (full time)

Yoshiyuki Kagawa	Audit and supervisory board member (full time)

Yoko Wake	Audit and supervisory board member

Teisuke Kitayama	Audit and supervisory board member

Hiroshi Ozu	Audit and supervisory board member

Changes effective April 1, 2016

New Senior Managing Officers

Name	Current Title
Steve St. Angelo	Managing officer

New Managing Officers

Name	Current Title
Yoshihiro Sawa	Executive general manager Design Group - Global Design Planning Div. (chief officer, concurrent general manager) - Design Development Div. (chief officer)

Yoshio Shimo	Senior managing officer, Hino Motors, Ltd.

Hirohisa Kishi	Executive general manager Unit Center - Unit Development Digital Innovation Div. (project general manager) - Advanced Power Train Engineering Field (field general manager)

Shuichi Murakami	Japan Sales Business Group - General manager, BR J-ReBORN Dept. - General manager, Japan Sales Planning Div.

Hiroaki Nanahara	General manager, Toyota Planning Div. 2

Senior Managing Officers Resigning Posts

Name
Satoru Mouri

Managing Officers Resigning Posts

Name
Takeshi Numa

Executives’ areas of responsibility (effective April 18, 2016)

1) Executive Vice Presidents

Name	Current	New
Mitsuhisa Kato	—	Frontier Research Center (chief officer)

Takahiko Ijichi	—	Chief financial officer

Didier Leroy	Business Unit Toyota NO.1 (president)	- Business Unit Toyota NO.1 (president) - Chief competitive officer

Shigeki Terashi

-        Strategic Top Executive Meeting Office (secretary general)

-        Corporate Planning Div. (chief officer)

-        Information Security Management Dept. (chief officer)

-        Research Div. (chief officer)

-        BR Connected Strategy and Planning Dept. (chief officer)

- Strategic Top Executive Meeting Office (secretary general) - Corporate Strategy Div. (chief officer) - Research Div. (chief officer)

2) Senior Managing Officers

♦ denotes change to responsibility (does not include organizational name changes); changes underlined

Name	Current	New
♦ Hirofumi Muta	- Safety & Health Promotion Div. (chief officer) - TNGA Planning Div. (chief officer) - Vehicle Production Engineering & Manufacturing Group (chief officer)

-        Corporate Strategy Div. (chief officer)

-        Safety & Health Promotion Div. (chief officer)

-        Environmental Affairs Div. (chief officer)

-        Plant & Environmental Engineering Div. (chief officer)

-        Production Control Group (chief officer)

-        Innovative R&D and Engineering Company (executive vice president, in charge of mass planning)

-        Prototype Production Div. (chief officer)

-        Advanced Production Engineering Div. (chief officer)

-        Production Engineering Innovation Div. (chief officer)

Shigeru Hayakawa	- Olympic & Paralympic Div. (chief officer) - External Affairs & Public Affairs Group (chief officer) - Chief communications officer	- External Affairs & Public Affairs Group (chief officer) - Chief communications officer

♦ Keiji Masui	- Purchasing Group (chief officer) - Customer First Promotion Group (chief officer)	- CV Company (president) - Toyota Auto Body Co., Ltd.

Name	Current	New
♦ Hiroji Onishi	- China Region (CEO, China Region) - Toyota Motor (China) Investment Co., Ltd.	- China Region (CEO, China Region) - Toyota Motor (China) Investment Co., Ltd. - China Office (general manager)

♦ Koei Saga	- Unit Center (president) - Motorsport Group (deputy chief officer)	- TOYOTA Gazoo Racing Factory (chief officer) - Power Train Company (chairman)

♦ Tokuo Fukuichi	- Lexus International (president) - Design Group (chief officer)

-        Innovative R&D and Engineering Company (in charge of advance design)

-        Design Management Div. (chief officer)

-        Global Design Planning Div. (chief officer)

-        Design Development Div. (chief officer)

-        Lexus International Co. (president)

♦ Kiyotaka Ise

-        Motorsport Group (chief officer)

-        R&D Group (chief officer)

-        Chassis Engineering Field (field general manager)

-        Material Engineering Field (field general manager)

-        Fuel Cell System Engineering Field (field general manager)

- Innovative R&D and Engineering Company (president) - Chief safety technology officer

James E. Lentz	- North America Region (CEO, North America Region) - Toyota Motor North America, Inc. - Toyota Motor Engineering & Manufacturing North America, Inc.	- North America Region (CEO, North America Region) - Toyota Motor North America, Inc. - Toyota Motor Engineering & Manufacturing North America, Inc.

♦ Soichiro Okudaira

-        China chief technical officer

-        Toyota Motor (China) Investment Co., Ltd.

-        Toyota Motor Engineering & Manufacturing (China) Co., Ltd.

-        Asia chief technical officer

-        Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd.

-        Toyota Motor Asia Pacific Pte Ltd.

-        Oceania chief technical officer

-        Toyota Technical Center Asia Pacific Australia Pte., Ltd.

-        China chief technical officer

-        Toyota Motor (China) Investment Co., Ltd.

-        Toyota Motor Engineering & Manufacturing (China) Co., Ltd.

-        Asia chief technical officer

-        Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd.

-        Toyota Motor Asia Pacific Pte Ltd.

-        Toyota Technical Center Asia Pacific Australia Pte., Ltd.

♦ Moritaka Yoshida

-        TNGA Planning Div. (chief officer, concurrent general manager)

-        Product Planning Group (chief officer; mainly in charge of K platform)

-        Chief safety technology officer

-        Design Quality Innovation Div. (chief officer)

Mid-size Vehicle Company (president)

Name	Current	New
♦ Mitsuru Kawai	- Unit Center (executive vice president) - Vehicle Production Engineering & Manufacturing Group (deputy chief officer)	Plants (responsible for overseeing plants across in-house companies)

♦ Kazuhiro Miyauchi	- Product & Business Planning Div. (chief officer) - Production Control Group (chief officer) - Logistics Field (field general manager)	- Toyota Compact Car Company (president) - Toyota Motor East Japan, Inc.

♦ Toshiyuki Mizushima	- Unit Center (executive vice president) - Unit Management Div. (chief officer, concurrent general manager) - Unit Production Engineering Field (field general manager)	Power Train Company (president)

Osamu Nagata	- North America Region (CAO and “One Toyota” project leader) - Toyota Motor North America, Inc.	- North America Region (CAO and “One Toyota” project leader) - Toyota Motor North America, Inc.

♦ Shigeki Tomoyama	- Motorsport Group (deputy chief officer) - Business Development Group (chief officer) - IT & ITS Group (chief officer)	- Business Development Group (chief officer) - Information Systems Group (chief officer) - TOYOTA Gazoo Racing Factory (deputy chief officer) - Connected Company (president)

Steve St. Angelo	Managing officer - Latin America & Caribbean Region (CEO, Latin America & Caribbean Region) - Toyota Argentina S.A. - Toyota do Brasil LTDA.	- Latin America & Caribbean Region (CEO, Latin America & Caribbean Region) - Toyota Argentina S.A. - Toyota do Brasil LTDA.

3) Managing Officers

♦ denotes change to responsibility (does not include organizational name changes); changes underlined

Name	Current	New
♦ Johan van Zyl	- Europe Region (CEO, Europe Region) - Toyota Motor Europe NV/SA - Africa Region (CEO, Africa Region) - Toyota South Africa Motors (Pty) Ltd.	- Europe Region (CEO, Europe Region) - Toyota Motor Europe NV/SA - Toyota South Africa Motors (Pty) Ltd.

Kazuhiro Kobayashi	- China Region (DCEO, China Region) - GAC Toyota Motor Co., Ltd.	- China Region (DCEO, China Region) - GAC Toyota Motor Co., Ltd.

Kazuo Ohara	- Toyota Motor North America, Inc. - Toyota Motor Sales, U.S.A., Inc.	- Toyota Motor North America, Inc. - Toyota Motor Sales, U.S.A., Inc.

Name	Current	New
♦ Riki Inuzuka	Toyota Financial Services Co., Ltd.	- Sales Financial Business Group (chief officer) - Sales Financial Business Dept. (concurrent general manager) - Toyota Financial Services Co., Ltd.

♦ Shinji Kitada	Olympic & Paralympic Div. (chief officer, concurrent general manager)	- External Affairs & Public Affairs Group (deputy chief officer) - Olympic & Paralympic Div. (concurrent general manager)

Masahisa Nagata	Toyota Motor Europe NV/SA	Toyota Motor Europe NV/SA

Hayato Shibakawa	- China Region (DCEO, China Region) - Tianjin FAW Toyota Motor Co., Ltd.	- China Region (DCEO, China Region) - Tianjin FAW Toyota Motor Co., Ltd.

♦ Shinya Kotera	- Business Unit Toyota NO.2 (president) - Toyota Planning Div.2 (chief officer) - KD Business Planning Div. (chief officer) - East Asia & Oceania Region (CEO, East Asia & Oceania)	Business Unit Toyota NO.2 (president)

Tetsuya Otake	Accounting Group (chief officer)	Accounting Group (chief officer)

♦ Kazuhiro Sato	- Customer First Promotion Group (deputy chief officer) - Customer Service Field (field general manager)	- Customer First Promotion Group (chief officer) - Customer Service Field (field general manager) - Global chief quality officer

♦ Tatsuro Takami

-        Strategic Top Executive Meeting Office (chief officer)

-        Corporate Planning Div. (chief officer, concurrent general manager)

-        Environmental Affairs Div. (chief officer)

-        Unit Management Div. (project general manager)

- Asia, Middle East & North Africa Region (DCEO, Asia, Middle East & North Africa Region) - Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd. - Pt. Toyota Motor Manufacturing Indonesia

Name	Current	New
♦ Kyoichi Tanada

-        Asia, Middle East & North Africa Region
(CEO, Asia, Middle East & North Africa Region)

-        Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd.

-        Toyota Motor Asia Pacific Pte Ltd.

-        Toyota Motor Thailand Co., Ltd.
(responsible for Thailand, Philippines, Malaysia, Vietnam, Cambodia, Laos, Myanmar, India, Pakistan and Southwest Asia)

Toyota Motor Thailand Co., Ltd.

Tatsuro Ueda	- General Administration & Human Resources Group (chief officer) - Toyota Institute (concurrent general manager)	- General Administration & Human Resources Group (chief officer) - Toyota Institute (concurrent general manager)

♦ Hiroyuki Fukui

-        Asia, Middle East & North Africa Region
(DCEO, Asia, Middle East & North Africa Region)

-        P.T. Toyota Motor Manufacturing Indonesia

-        P.T. Toyota-Astra Motor
(responsible for Indonesia, Singapore, Brunei, East Timor, Central Asia, North Africa and Middle East)

- Asia, Middle East & North Africa Region (CEO, Asia, Middle East & North Africa Region) - Toyota Motor Asia Pacific Pte Ltd. - P.T. Toyota-Astra Motor

♦ Hiroki Nakajima	Product Planning Group (deputy chief officer, executive chief engineer; mainly in charge of commercial vehicles)	- CV Company (executive vice president) - Toyota Auto Body Co., Ltd.

♦ Yasuhiko Sato	Japan Sales Business Group (deputy chief officer)	Japan Sales Business Group (chief officer)

♦ Yoshihiro Sawa	Executive general manager Design Group - Global Design Planning Div. (chief officer, concurrent general manager) - Design Development Div. (chief officer)

-        Innovative R&D and Engineering Company (in charge of advance design)

-        Design Management Div. (chief officer)

-        Global Design Planning Div. (chief officer)

-        Design Development Div. (chief officer)

-        Lexus International Co. (executive vice president)

-        Lexus Brand Management Div. (concurrent general manager)

Name	Current	New
♦ Yoshio Shimo	Senior managing officer, Hino Motors, Ltd.	- Strategic Top Executive Meeting Office (chief officer) - Frontier Research Center (chief officer) - Corporate Strategy Div. (chief officer)

♦ Takashi Yamamoto	- Lexus International (executive vice president) - Product Planning Group (mainly in charge of NL-platform, mass reduction promotion)	Lexus International Co. (executive vice president)

Karl Schlicht	Toyota Motor Europe NV/SA	Toyota Motor Europe NV/SA

♦ Koki Konishi	- Technical Administration Group (chief officer) - Technical Administration Div. (concurrent general manager)	Mid-size Vehicle Company (executive vice president)

♦ Masayoshi Shirayanagi	Purchasing Group (deputy chief officer)	Purchasing Group (chief officer)

♦ Mark S. Templin	Lexus International (executive vice president)	- Sales Financial Business Group (deputy chief officer) - Toyota Financial Services Co., Ltd.

♦ Takeshi Isogaya	Best in Town Dept. (chief officer, concurrent general manager)	- Best in Town Dept. (chief officer, concurrent general manager) - Africa Region (CEO, Africa Region)

Jiro Kawamoto	- Japan Sales Business Group (deputy chief officer) - Toyota Marketing Japan Corporation - Motorsport Group (deputy chief officer)	- TOYOTA Gazoo Racing Factory (deputy chief officer) - Japan Sales Business Group (deputy chief officer) - Toyota Marketing Japan Corporation

♦ Hirohisa Kishi	Executive general manager Unit Center - Unit Development Digital Innovation Div. (project general manager) - Advanced Power Train Engineering Field (field general manager)

Power Train Company (executive vice president)

-        Powertrain Unit Management Div. (chief officer, concurrent general manager)

-        Unit Development Digital Innovation Div. (chief officer)

-        Powertrain Electronics System Development Div. (chief officer)

-        Engine Engineering Field (field general manager)

-        Engine Engineering Management Div. (concurrent general manager)

Name	Current	New
♦ Yuji Maki	Strategic Top Executive Meeting Office (chief officer)	- Strategic Top Executive Meeting Office (chief officer) - Governance Management Dept. (chief officer, concurrent general manager) - Information Security Management Dept. (chief officer)

Yoichi Miyazaki	- Product & Business Planning Div. (chief officer) - Toyota Planning Div. 1 (chief officer, concurrent general manager) - Marketing Div. (chief officer)	- Corporate Strategy Div. (chief officer) - Toyota Planning Div. 1 (chief officer, concurrent general manager) - Marketing Div. (chief officer)

Tetsuo Ogawa	- China Region (DCEO, China Region) - Toyota Motor (China) Investment Co., Ltd. - China Div. (concurrent general manager)	- China Region (DCEO, China Region) - Toyota Motor (China) Investment Co., Ltd. - China Div. (concurrent general manager)

♦ Hiroaki Okuchi	- R&D Group (deputy chief officer) - Vehicle Control System Field (field general manager) - Vehicle Control System Infrastructure Development Div. (concurrent general manager)

-        Frontier Research Center (chief officer)

-        Innovative R&D and Engineering Company (in charge of automated driving and preventive safety)

-        Electronics Control Engineering Div. (chief officer)

-        E/E Architecture Development Div. (chief officer)

-        Electronics Advanced Development Div. (chief officer)

-        Electronics Control System Development Div. (chief officer)

-        Advanced Safety System Development Div. No. 1 (chief officer)

-        Advanced Safety System Development Div. No. 2 (chief officer)

-        Advanced Safety System Research and Development Div. (chief officer)

Christopher P. Reynolds	- Corporate Planning Div. (chief officer) - General Administration & Human Resources Group (deputy chief officer) - Chief legal officer	- Governance Management Dept. (chief officer) - General Administration & Human Resources Group (deputy chief officer) - Chief legal officer

Name	Current	New
♦ Shuichi Murakami	Japan Sales Business Group - General manager, BR J-ReBORN Dept. - General manager, Japan Sales Planning Div.	- Japan Sales Business Group (deputy chief officer) - BR J-ReBORN Dept. (concurrent general manager) - Japan Sales Planning Div. (concurrent general manager)

♦ Hiroaki Nanahara	General manager, Toyota Planning Div. 2	- Toyota Planning Div. 2 (chief officer, concurrent general manager) - KD Business Planning Div. (chief officer) - East Asia & Oceania Region (CEO, East Asia & Oceania Region)